Mail Stop 3561

September 18, 2006

Weng Jianjun, Chief Executive Officer
Tian'an Pharmaceutical Co., Ltd.
C/o Incorp Services, Inc.
3155 East Patrick Lane, Suite #1
Las Vegas, NV 89120

> **Re: Tian'an Pharmaceutical Co., Ltd.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed September 1, 2006**
> **File No. 333-135434**

Dear Mr. Jianjun:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Conventions that apply to this prospectus, page 5

1. We note your response to comment 6 in our letter dated July 28, 2006. Please relocate your disclosure here to follow the risk factor section. See Rule 421 of Regulation C and Staff Legal Bulletin 7, revised.

There is no current market for our securities which may…, page 8

2. We note your response to comment 7 in our letter dated July 28, 2006. Please revise this risk factor subheading to reflect the penny stock risk that follows.

3. We note your response to comment 9 in our letter dated July 28, 2006. The average investor may be unfamiliar with the fact that PRC laws require your Chinese subsidiary to set aside statutory reserves from your "after-tax" profits. Accordingly, your risk factors should describe any fact that could, from the prospective of an investor who is not familiar with PRC law or the Chinese market, negatively impact your operations. If you believe that the "after-tax" statutory reserves, from the perspective of an average investor not familiar with "after-tax" statutory reserve requirements, do not materially and adversely impact your operations, please provide us with a basis for your position.

Statement of Operations Data, page 11

4. Please revise your table heading to reflect the interim period ended June 30.

5. Please reconcile the data in your table to the respective financial statement. For instance your six months ended June 30, 2006, net income does not tie your income statement.

Liquidity and Capital Resources, page 13

6. Please revise the table to reflect data either as of the most recent fiscal year or the most recent interim period. Currently the table reflects data as of March 31, 2006.

Results of Operation, page 12

7. We note your response to comment 12 in our letter dated July 28, 2006. It appears, however, that your disclosure is still relatively brief. Please expand your disclosure to provide more extensive discussions for each line item. We also note your claim that your results of operations for 2005 are not comparable to 2004. Please revise your disclosure to explain to investors why you believe the two periods are not comparable. Your discussion, however, should also address your future financial condition and results of operation. Further, your discussion should address those key variable and other qualitative and quantitative factors which are necessary for an understanding and evaluation of your operations.

Taxes, page 21

8. We note your response to comment 28 in our letter dated July 28, 2006. Item 601(b)(8) of Regulation S-B requires a tax opinion in a registered offering where "the tax consequences of the transaction are material to an investor." Please provide us an analysis supporting your position that a tax opinion is not required. Further, you state in your response letter that you "[w]ill not be taxed as a controlled foreign corporation," and that since you "[w]ill not be a controlled foreign corporation, [you] will not incur any U.S. Federal income tax." Since you

are a U.S. corporation, it appears that you meant to say that your PRC subsidiary, Tian Pharma, will not be a controlled foreign corporation, and therefore, you will not incur any federal income tax. Please tell us the basis for your position that your PRC subsidiary, Tian Pharma, is not a controlled foreign corporation under U.S. Federal income tax law. We may have further comment upon review of your response.

Directors and Executive Officers, page 23

9. We note your response to comment 29 in our letter dated July 28, 2006. Please revise to describe the business experience of Ma Zhiguo for the past five years.

Transactions with related parties and recent sales of unregistered securities, page 26

10. We note your response to comment 32 in our letter dated July 28, 2006. Please confirm to us that there is no material written contract between you and Xi Peng.

Consolidated Financial Statements Years Ended December 31, 2005 and 2004

Consolidated Balance Sheet, page 2

11. We have read your response to comment 38 in our letter dated July 28, 2006. It appears that the non-controlling interest would be more appropriately presented as a separate line item placed between liabilities and equity. Please revise your financial statements accordingly. Also, please revise the description of the line item to state minority interest or non-controlling interest of third party in consolidated subsidiary.

12. Please revise or explain how it is appropriate to present statutory reserves as part of stockholders' equity as opposed to a liability.

Notes to Consolidated Financial Statements

Note 1 - Organization and Basis of Presentation, page 6

13. We note your response to comment 41 in our letter dated July 28, 2006. The transaction appears to be more appropriately labeled as a recapitalization of entities under common control in accordance with SFAS No. 141. Specifically paragraph 11 of SFAS 141 excludes transfers of assets between entities under common control and paragraph D11 notes that the term "business combination" excludes transfers of assets or exchange of shares between entities under common control. Please revise the text here and elsewhere in the document to properly identify the transaction as such in accordance with SFAS 141.

Note 2 – Summary of Significant Accounting Policies, page 8

14. We note your response to comment 42 in our letter dated July 28, 2006. Please assist us in identifying where in the Management's Discussion and Analysis we can find a discussion regarding the types of expenses included in general and administrative fees. In the event there is no such discussion, please revise Note 2 to include a discussion. For instance certain retailers may include warehousing as part of cost of goods sold while others may include the cost as an operating expense. It is important for readers to be to able to distinguish where certain costs are located with the financials for comparability purposes.

15. We note your response to comment 43 in our letter dated July 28, 2006. Please disclose the dollar amount that you have expended for advertising. See SOP 93-7.

Note 3 – Fixed Assets, page 17

16. We have read your response to comment 46 in our letter dated July 28, 2006. Your response indicates that you have capitalized a building valued at approximately $600,000. However, your disclosure pursuant to Item 102 of Regulation SB does not include your ownership of this property in Xi'an. Additionally, it appears that you are a lessor of a building and should provide the disclosures required by paragraph 23 of SFAS 13. Please revise your disclosures accordingly.

Note 6 – Provision for Income Taxes, page 19

17. We note your response to comment 48 in our letter dated July 28, 2006. It does not appear that VAT should be properly included as a reconciling item in your table of income taxes. This is because VAT is based upon sales and not income. Please revise your table. Further, it appears that your effective income tax rate exceeds 15%. Please explain the difference in the note to your financial statements.

18. Please include your response to comment 50 in our letter dated July 28, 2006 in your disclosure. Additionally, please revise to continue to disclose the amount of VAT recorded as accounts payable as was disclosed in your original Form SB-2.

Note 10 – Restatements of Prior Financial Statements, page 22

19. Please revise your disclosures to quantify the dollar impact on each line item in the statement of operations. Please disclose why a change in statutory reserves would have an impact on the statement of operations.

Condensed Consolidated Financial Statements for Six Months Ended June 30, 2006 and 2005

Statement of Changes in Stockholders' Equity, page 4

20. Please revise the line heading at the bottom of the page to indicate that the balance is as of June 30, 2006.

Signatures

21. Please refer to comment 54 in our letter dated July 28, 2006. We note that Messrs. Jianjun and Jie signed the registration statement in their capacities as directors. Please revise to also have Weng Jianjun sign the registration statement in his capacity as principal executive officer and Zhu Jie in his capacities as principal financial officer and principal accounting officer.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Scott Stringer, Accountant, at (202) 551-3272 or Michael Moran, Accounting Branch Chief at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Kurt Murao, Staff Attorney, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: William T. Hart, Esq.
        FAX (303) 839-5414